Exhibit 99.1

Date:	March 16, 2026

News Release:	26-08

Ticker Symbols:	TSXV: MOON; NASDAQ: BMM

Blue Moon Closes the Purchase of the Apex Germanium and Gallium Mine from Teck

TORONTO, Ontario – March 16, 2026 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON; NASDAQ: BMM) is pleased to announce that we have closed the acquisition of the Apex Mine (the "Property") from Teck American Incorporated, a subsidiary of Teck Resources Limited ("Teck") (the "Transaction"). The Transaction was previously announced on February 27, 2026. Teck has been issued 7,031,959 common shares of Blue Moon representing 8.0% of Blue Moon’s issued and outstanding common shares on an undiluted basis. Blue Moon has received TSX-V approval for the Transaction.

In connection with the closing of the Transaction, Blue Moon wishes to highlight the following:

•	The Transaction is at arms’ length between Teck and the Company and no finders fees are being paid on the Transaction.

•	The Apex mine consists of 24 patented claims (rather than 26 indicated in the February 27, 2026 press release), and 9 unpatented claims.

•	As part of the Transaction, Blue Moon is granting a 0.5% net smelter returns royalty in favour of Teck on the Property.

•	As part of the Transaction, Blue Moon has entered into an investor rights agreement in favour of Teck, which includes, among other things, equity participation rights, top-up rights and information rights.

•	As part of the Transaction, Blue Moon is assuming a 3.0% NSR royalty obligation on the Apex Mine claims.

•	For the zinc off-take Teck is receiving for the life of mine from the Blue Moon Mine, zinc payabilities and treatment charges are consistent with prevailing industry benchmarks.

•	The marketing agreement as disclosed in the February 27, 2026 press release has been replaced by an offtake agreement on the Apex Mine claims, Teck to pay the Company the market value of the products minus a fixed percentage, such market value to be assessed annually.

Qualified Persons

The technical and scientific information of this news release has been reviewed and approved by Mrs. Boi Linh Doig, P.Eng., a Blue Moon Officer, and a non-Independent Qualified Person, as defined by NI 43-101.

About Blue Moon

Blue Moon is advancing 5 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway, the Blue Moon zinc-gold-silver-copper project in the United States, the Springer tungsten-molybdenum project in the United States and the Apex germanium-gallium-copper in the United States. All 5 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc, copper and tungsten are currently on the USGS and EU list of metals critical to the global economy and national security and germanium and gallium are also on the USGS list of critical metals. Major shareholders include funds managed by Oaktree Capital Management, Hartree Partners LP, Teck Resources Limited, Wheaton Precious Metals, Altius Minerals Corporation, Baker Steel Resources Trust, LNS and Monial. More information is available on the Company’s website (www.bluemoonmetals.com)

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230 3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information (collectively “forward-looking information”) within the meaning of applicable Canadian and United States securities laws. All statements included herein, other than statements of historical fact, may be forward-looking information and such information involves various risks and uncertainties. Forward-looking information is often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions.

A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause the Company’s current objectives, strategies and intentions to change. These risks and uncertainties include but are not limited to: the inability of Blue Moon to complete and integrate the Transaction risks associated with the integration of Springer Mine and Mill operations; risks associated with mining operations in Nevada; regulatory and permitting risks at the state and federal level including with respect to the development of the Blue Moon Mine; and management’s ability to anticipate and manage the factors and risks referred to herein. A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

The forward-looking information is based on certain key expectations and assumptions made by Blue Moon’s management. Any forward-looking information contained in this news release represents management’s current expectations and are based on information currently available to management and are subject to change after the date of this news release. Accordingly, the Company warns investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the Company’s future results or plans.

The Company cannot guarantee that any forward-looking information will materialize and readers are cautioned not to place undue reliance on this forward-looking information. Except as required by applicable securities laws, the Company is under no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

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